Exhibit 99.3

BURCON TO COMMENCE TRADING ON
THE NASDAQ GLOBAL MARKET

Vancouver, British Columbia, October 20, 2011— Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon” or the “Company”) is pleased to announce that its common shares have been authorized to commence trading on The NASDAQ Global Market under the symbol “BUR” on October 27, 2011.

To acknowledge this achievement, Burcon is scheduled to ring The NASDAQ Opening Bell on October 27th, 2011. The NASDAQ Opening Bell Ceremony will take place from 9:15 am to 9:30 am ET. A live webcast of The NASDAQ Opening Bell Ceremony will be available at: http://www.nasdaq.com/about/marketsitetowervideo.asx or http://social.nasdaqomx.com

Burcon’s common shares will continue to be listed on the Toronto Stock Exchange under the symbol “BU”.

Burcon is a world leader in the innovation and development of highly functional sustainable plant protein ingredients.

“Having our shares trade on NASDAQ is a natural progression for our company,” said Johann F. Tergesen, president and COO of Burcon, adding “The NASDAQ Stock Market is the de facto global market for innovation and technology companies, making it ideally suited for Burcon which is focused on innovation in the agri-food technology sector. It is also a natural evolution for us as U.S.-based Archer Daniels Midland Company has just recently launched our lead protein product, CLARISOY™, in the United States. The U.S. investment community recognizes that food security and food technology are important investment themes. Our NASDAQ listing will help us to raise awareness of Burcon’s timely opportunity in the vital food and agri-food technology sectors and make our shares more accessible to U.S. investors.”

Burcon’s business strategy is focused on developing a sound patent portfolio that broadly protects our core protein extraction and protein application inventions. In general, we have sought to protect our processing technologies, the functional applications of our novel plant proteins as they may be used in food and beverage products, and also to protect the signature characteristics of the proteins themselves.

About Burcon NutraScience
Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We are developing Puratein® and Supertein™ canola protein isolates with unique functional and nutritional attributes, and CLARISOY®, a revolutionary soy protein isolate which is 100% soluble and completely transparent in low pH solutions. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 173 issued patents in various countries, including 30 issued U.S. patents, and in excess of 300 additional pending patent applications, 71 of which are U.S. patent applications.

CLARISOY™ is a trademark of Archer-Daniels-Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, the schedule for the commencement of trading on NASDAQ, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development or reliance on our development partner. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties.

For more information, please contact:

Jade Cheng, Chief Financial Officer
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
jcheng@burcon.ca www.burcon.ca